                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

        PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
        OF 1934

                   For the fiscal year ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from                    to                  .
                                         -----------------     ---------------

                     Commission File Number 001-14982

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                     Huttig Building Products, Inc. Savings and Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                     Huttig Building Products, Inc.
                     555 Maryville University Drive, Suite 240
                     St. Louis, MO 63141

                              REQUIRED INFORMATION

ITEM 1.
-------

Not applicable.

ITEM 2.
-------

Not applicable.

ITEM 3.
-------

Not applicable.

ITEM 4.
-------

(a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules attached hereto of the Huttig Building Products, Inc. Savings and Profit Sharing Plan as required by Form 11-K.

(b)   Exhibits. See Exhibit Index.

HUTTIG BUILDING PRODUCTS,
INC. SAVINGS AND PROFIT
SHARING PLAN

Financial Statements for the
Years Ended December 31, 2002 and 2001, Supplemental Schedule as of December 31, 2002 and
Independent Auditors' Report

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------



                                                                                                                 PAGE

INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Plan Benefits, December 31, 2002 and 2001                                 2

  Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended
    December 31, 2002 and 2001                                                                                     3

  Notes to Financial Statements                                                                                   4-8

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2002 (*):

  Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets Held
    for Investment Purposes at the End of the Year                                                                 9


(*) Certain supplemental schedules required by Rules and Regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

Savings and Profit Sharing Plan Committee
Huttig Building Products, Inc.

We have audited the accompanying statements of net assets available for plan benefits of Huttig Building Products, Inc. Savings and Profit Sharing Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic 2002 and 2001 financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP



St. Louis, Missouri
June 5, 2003

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------



ASSETS                                         2002             2001

INVESTMENTS:
  Investments:
    Investments at fair value              $ 58,572,785     $ 76,796,549
    Loans to participants                       805,730        1,087,124
    Other                                                          3,224
                                           ------------     ------------

           Total investments                 59,378,515       77,886,897
                                           ------------     ------------

  Receivables:
    Participant contributions                   171,634          342,210
    Employer contributions                      267,467          266,259
                                           ------------     ------------

           Total receivables                    439,101          608,469
                                           ------------     ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS     $ 59,817,616     $ 78,495,366
                                           ============     ============


See notes to financial statements.

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


                                                           2002               2001
ADDITIONS:
  Contributions and other additions:
    Employer contributions                              $  1,755,238      $  2,153,188
    Participant contributions                              4,338,373         5,217,395
    Participant rollover contributions                       320,007           195,192
    Other additions                                                            183,145
                                                        ------------      ------------

           Total contributions and other additions         6,413,618         7,748,920
                                                        ------------      ------------

  Investment income:
    Interest and dividends                                   282,540           309,600
    Interest on loans to participants                         77,632           102,754
                                                        ------------      ------------

           Total investment income                           360,172           412,354
                                                        ------------      ------------

           Total additions                                 6,773,790         8,161,274
                                                        ------------      ------------

DEDUCTIONS:
  Benefits paid to participants                           10,053,625         9,723,198
  Net depreciation in fair value of investments           15,236,603         5,138,246
  Loan defaults                                              155,532            77,562
  Administrative and other expenses                            5,780             5,271
                                                        ------------      ------------

           Total deductions                               25,451,540        14,944,277
                                                        ------------      ------------

NET DECREASE IN NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                                               (18,677,750)       (6,783,003)

NET ASSETS AVAILABLE FOR PLAN BENEFITS--Beginning
  of year                                                 78,495,366        85,278,369
                                                        ------------      ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS--End of year     $ 59,817,616      $ 78,495,366
                                                        ============      ============


See notes to financial statements

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

1.    PLAN DESCRIPTION

      The following description of the Huttig Building Products, Inc. Savings and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      GENERAL--The Plan was established on December 16, 1999. The Plan is a defined contribution plan sponsored and administered by Huttig Building Products, Inc. ("Huttig" or the "Company"). Prudential Trust Company serves as Plan Trustee ("Trustee") and The Prudential Investment Company of America serves as Plan Recordkeeper and Custodian.

      The Plan covers all employees of the Company or any other corporation affiliated with the Company, which has adopted the Plan, who have completed thirty days of service, as defined in the Plan, and are not leased employees. Each employee may become a participant in the Plan on the first day of any calendar month coinciding with, or following, the fulfillment of the eligibility requirements.

      The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      CONTRIBUTIONS AND INVESTMENTS--Participants may contribute not less than 2% nor more than 16% of their eligible compensation on a deferred savings or non-deferred savings basis, as defined in the Plan, up to the maximum percentage allowable under section 401(k) of the Internal Revenue Code. The Company may contribute a matching contribution, as determined by the Board of Directors, in an amount equal to 50% of the deferred savings up to, but not exceeding, 6% of the employee's eligible compensation contributed.

      The Company may also make a profit-sharing contribution on a discretionary basis on behalf of all eligible participants, as defined in the Plan, whether or not they make an elective contribution for the Plan year. Profit-sharing contributions are based on the Company's profitability. Total profit sharing contributions remitted to the Plan during the years ended December 31, 2002 and 2001 were $-0- and $474,170, respectively. An eligible participant is one who is employed as of the actual date the contribution is made. Profit-sharing contributions are allocated based upon a participant's yearly eligible compensation as a percentage of total eligible compensation for that particular year.

      Company contributions may be in the form of cash, which is invested in Company common stock, or Company common stock. If a contribution is in Company stock, such contribution shall be based on the fair market value of the Company common stock contributed as of the day of delivery to the Trustee. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors and are invested in Huttig common stock. Contributions are subject to certain limitations.

      Effective September 1, 2002, the Plan's investment fund options were revised to maintain an appropriate level of diversification of investment alternatives. Certain investment funds are no longer offered and all assets previously invested in such funds were transferred into new and/or existing fund offerings.

      Individual participants may elect to place their deferred or non-deferred contributions in the following funds: Huttig Company Stock, Prudential Jennison Growth Fund Z, Prudential Stock Index Fund Z, Putnam International Growth A, MFS Mid Cap Growth, Fidelity Advisors Dividend Growth A, Lord Abbett Mid Cap Value Fund, and American Balanced Fund. Individual participants may further elect Stable Value Fund, a master trust investment account. As a result of the spin-off of the Company by Crane Co. in 1999, all assets resulting from such transfer held within the Crane Co. Stock fund are held as a separate investment fund; however, participants are not permitted to direct any contributions to the Crane Co. Stock fund after the effective date of the Plan.

      PARTICIPANT ACCOUNTS--Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account, including earnings thereon.

      VESTING--In general, participants' contributions and earnings thereon are fully vested upon entrance into the Plan. Vesting in Company matching and discretionary profit sharing contributions is based upon years of service. A participant is vested 20% after each year of service and becomes fully vested after five years of service or if employment terminates by reason of death, permanent disability, or retirement.

      LOANS--Participants may request loans from their individual accounts. A participant can borrow up to 50% of their total vested balance but not more than $50,000, less the participant's highest outstanding loan balance during the prior twelve months. The minimum loan amount is $1,000. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime lending rate plus 2%. Interest rates on existing loans range from 6.25% to 11.50%. Principal and interest is paid ratably through monthly payroll deductions. Interest income on the loan fund is included as interest income in the participants' fund accounts based on their elected loan allocation.

      BENEFIT DISTRIBUTIONS--Distributions to participants, in the entire interest of a participant's account balance, are payable upon retirement, death or permanent disability. Benefits, in the value of a participant's vested account balance, are payable upon any other termination of employment. Forfeitures of any Company contributions may be used to reduce future Company contributions.

      FORFEITURES--Any amounts forfeited are allocated towards the employer matching contributions for the Plan year following the year the forfeiture occurs. For the years ended December 31, 2002 and 2001, forfeitures were $147,229 and $77,774, respectively. In 2002, the employer did not use any forfeitures to offset employer matching contributions. In 2001, the Company used $292,135 of forfeitures to offset employer matching contributions.

      TAX STATUS--The Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been recorded in the financial statements.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING--The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

      INVESTMENTS--All investments are stated at fair value of the underlying assets as determined by closing market prices.

      The cost value of participant loans is expected to approximate market value as the majority of the loans are limited to a five-year repayment schedule and interest rates within that time frame are not expected to fluctuate materially or to have a material effect on the financial statements.

      NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS--Net appreciation (depreciation) in the fair value of investments includes realized gains and losses and unrealized appreciation and depreciation.

      ADMINISTRATIVE EXPENSES--The assets of the Plan shall be used to pay benefits as provided in the Plan and, to the extent not paid directly by the Company, to pay the reasonable expenses of administering the Plan.

      USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

      The Plan invests in various securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      RECLASSIFICATIONS--Certain reclassifications have been made to conform prior year amounts to the current year presentation.

3.    INVESTMENTS

      The Plan's investments which exceeded 5% of net assets available for benefits as of December 31, 2002 and 2001 are as follows:


                                                                                     2002               2001
Investments at fair value:
  Stable Value Fund                                                              $ 21,066,363       $ 21,216,710
  Fidelity Advisors Dividend Growth                                                 8,205,684
  Prudential Jennison Growth Fund Z                                                 7,114,502         11,056,521
  Crane Company Stock                                                               5,077,568          8,158,264
  Huttig Company Stock                                                              3,751,781          6,855,991
  Prudential Stock Index Fund Z                                                     3,441,665          4,636,882
  Putnam International Growth A                                                     3,233,625          4,170,630
  Fidelity Advisors Growth Opportunity T                                                               8,437,185

      During 2002 and 2001, the Plan's investments (including realized capital gains and losses on investments bought and sold, as well as held during the period) appreciated (depreciated) in value as follows:


                                                      2002                2001
Net (depreciation)/appreciation in fair value:
  Stable Value Fund                                $  1,056,252      $    908,021
  Fidelity Advisors Dividend Growth A                  (808,806)          (34,110)
  Prudential Jennison Growth Fund Z                  (3,346,578)       (2,375,511)
  Crane Company Stock                                (1,623,593)         (989,022)
  Huttig Company Stock                               (3,995,002)        1,857,023
  Prudential Stock Index Fund Z                      (1,071,137)         (673,619)
  Putnam International Growth A                        (672,963)         (654,378)
  MFS Mid Cap Growth                                 (1,828,530)         (419,980)
  Lord Abbett Mid Cap Value Fund                         (9,649)
  Fidelity Advisors Growth Opportunity T             (1,594,117)       (1,680,593)
  Oppenheimer Enterprise A                             (751,067)       (1,047,569)
  Dreyfus Premier Balanced Fund A                      (553,672)         (465,732)
  American Balanced Fund                                (37,741)
  Stable Value Separate Account                                           437,224
                                                   ------------      ------------

                                                   $(15,236,603)     $ (5,138,246)
                                                   ============      ============

4.    NONPARTICIPANT-DIRECTED INVESTMENTS

      Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment in Huttig common stock is as follows:


                                                                       2002               2001

Common stock                                                       $  3,309,744      $  5,933,528
Employer contributions receivable                                       267,467           266,259
                                                                   ------------      ------------

Net assets                                                         $  3,577,211      $  6,199,787
                                                                   ============      ============

Change in net assets:
  Employer contributions                                           $  1,755,238      $  2,153,188
  Net (depreciation) appreciation in fair value of investments       (3,525,494)        1,612,005
  Benefits paid to participants                                        (886,804)         (424,189)
  Forfeitures                                                           (41,311)          (95,832)
  Other                                                                  75,795           195,968
                                                                   ------------      ------------

Net change in net assets                                           $ (2,622,576)     $  3,441,140
                                                                   ============      ============

5.    PRIORITIES UPON PLAN TERMINATION

      Although the Company has expressed no intent to do so, it has the right to terminate the Plan at any time by giving written notice of such termination to the plan administrator and custodian. In the event of complete or partial Plan termination, all amounts then credited to the accounts of the affected participants shall immediately be fully vested and nonforfeitable.

6.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of funds managed by the Trustee. The Trustee is the custodian of the Plan assets, therefore, transactions involving these funds qualify as party-in-interest.

      Because of its affiliation with the Plan, transactions involving the Huttig Common Stock fund qualify as party-in-interest.

7.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for plan benefits from the financial statements to Form 5500:


                                                                            2002             2001

Net assets available for benefits per Form 5500                         $ 59,378,515     $ 77,886,897
Amounts for participant and employer contributions receivables               439,101          608,469
                                                                        ------------     ------------

Net assets available for plan benefits per the financial statements     $ 59,817,616     $ 78,495,366
                                                                        ============     ============


      At December 31, 2002 and 2001, all participant and employer contributions receivables were recorded within the statement of changes in net assets available for plan benefits in the financial statements but were not reflected within Form 5500.

8.    PROHIBITED TRANSACTIONS

      During 2001, employee deferrals of $760,567 were withheld from certain payrolls and not remitted on a timely basis (as defined by the Department of Labor (the "DOL")) by the Company. All such deferrals have been remitted to the trust by the Company. These transactions were prohibited according to the provisions of the DOL.

      During 2002, the Company underwent an audit by the DOL. The audit resulted in the Company reimbursing $36,621 in lost earnings to employees relating to the delay in remitting contributions to the Plan.

      In 2001, the Plan remitted to participants total excess payments of $293,401 and $36,095 in connection with the Actual Deferred Percentage
      (ADP) and Actual Compensation Percentage (ACP) non-discrimination tests, respectively, performed for the fiscal year ended December 31, 2000.

                                   * * * * * *

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV,  LINE 4i--SCHEDULE OF ASSETS
HELD FOR INVESTMENT PURPOSES AT THE END OF THE YEAR
DECEMBER 31, 2002
--------------------------------------------------------------------------------


                           IDENTITY OF ISSUE, BORROWER,                                                     CURRENT
                             LESSOR, OR SIMILAR PARTY                                       UNITS             VALUE

 Stable Value Fund                                                                           649,884      $  21,066,363
 Fidelity Advisors Dividend Growth A                                                         890,954          8,205,684
*Prudential Jennison Growth Fund Z                                                                            7,114,502
 Crane Company Stock                                                                         254,770          5,077,568
*Huttig Company Stock (participant and nonparticipant-directed,
    nonparticipant-directed investment cost of $5,202,813)                                 1,316,414          3,751,781
*Prudential Stock Index Fund Z                                                               693,421          3,441,665
 Putnam International Growth A                                                               175,595          3,233,625
 American Balanced Fund                                                                      191,289          2,758,382
 MFS Mid Cap Growth                                                                          367,433          2,079,671
 Lord Abbett Mid Cap Value Fund                                                              119,793          1,843,544
*Participant Loans (interest rates ranging from 6.25% to 11.50% and
    maturities ranging from 2002--2012)                                                                         805,730
                                                                                                          -------------

           Total investments                                                                              $  59,378,515
                                                                                                          =============

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             Huttig Building Products, Inc.
                                             Savings and Profit Sharing Plan

Date: June 30, 2003                          By: /s/ Thomas D. Tenhula
                                                 -------------------------------
                                                 Thomas D. Tenhula
                                                 Director of Human Resources
                                                 Plan Administrator

                                  EXHIBIT INDEX


Exhibit No.           Description
-----------           -----------

23.1                  Consent of Deloitte & Touche LLP, independent certified public accountants.